SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Prudential plc - Investor Conference 2013

10 December 2013

PRUDENTIAL PLC INVESTOR CONFERENCE 2013

Prudential plc ("Prudential") is today holding a conference for investors and analysts in London.

Group Chief Executive Tidjane Thiam will open the conference under the continuing theme of 'Growth and Cash'.  His presentation will outline three new objectives1:

• Asia Underlying Free Surplus Generation2 of £0.9 billion - £1.1 billion in 2017 (2012: £484 million)
• Asia life and asset management pre-tax IFRS operating profit to grow at a compound annual rate of at least 15 per cent over the period 2012 to 2017 (2012: £924 million)3
• Cumulative Group Underlying Free Surplus Generation of at least £10 billion over the four-year period from 2014 to end-2017

The conference will also feature presentations from Prudential's four business units: Prudential Corporation Asia ("Asia"), Jackson National Life Insurance Company ("Jackson") in the US, M&G and Prudential UK and Europe ("UK").

Commenting on the investor conference and new objectives, Tidjane Thiam said:

"Prudential is in the final year of its 2013 'Growth and Cash' objectives set in December 2010. I am pleased to announce today that we have also now achieved the UK cash remittance objective. With this, we have now met  five of our six 2013 objectives. We are on track to achieve the remaining objective of doubling 2009 Asia new business profits by 2013. The progress we have made towards achieving these objectives in spite of the financial crisis demonstrates that Prudential can both grow profitably and generate solid cash flows from all four business units.

"Our strategy is unchanged. The fundamental drivers of our long-term success in Asia remain intact. Our exposure to fast-growing sweet-spot markets4, increasing demand for savings and protection products from a rapidly emerging and increasingly wealthy middle class, and our track record of execution underpin our two new 2017 objectives in Asia. In the more developed markets of the US and the UK, we are focused on delivering earnings and cash by meeting the savings and retirement needs of the 'baby-boomers' in the US and of the ageing population in the UK. The consistency of our strategy and the quality of our execution underpin our aim to generate at least £10 billion of cash across the Group, equivalent to a third of our current market capitalisation, over the next four years.

"Looking beyond 2017, we are building the Group's long-term future by selectively investing in markets that share many of the positive characteristics that we find in our existing Asian markets, namely fast-growing GDP, a young population and low insurance penetration. Over the last two years, we have invested in four new markets - Cambodia, Myanmar, Poland and most recently Ghana - and are exploring a fifth in Saudi Arabia. These initiatives will provide us with access to a combined population of 175 million and GDP worth $1.4 trillion. Our overall scale and the core skills we have developed in Asia enable us to develop new markets at low opportunity cost.

"We will remain focused on serving our customers and growing profitably. We will continue to invest in the medium to long-term future of the Group and are well positioned to deliver compelling returns to shareholders."

The presentations will begin at 8:30am (UK time) and will be made available on Prudential's corporate website over the course of the day.

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0) 20 7548 3719	Raghu Hariharan	+44 (0) 20 7548 2871
Robin Tozer	+44 (0) 20 7548 2776	Richard Gradidge	+44 (0) 20 7548 3860

1 The objectives assume current exchange rates and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half year ended 30 June 2013, and are based on current regulatory and solvency regimes applicable across the Group. The objectives assume that the current EEV, IFRS and Free Surplus methodology will be applicable over the period
2 Underlying free surplus generated  comprises underlying free surplus generated from long-term business (net of investment in new business) and that generated from asset management operations. The 2012 comparative is based on the retrospective application of new and amended accounting standards and excludes the one-off gain on sale of our stake in China Life of Taiwan of £51 million
3 Asia 2012 IFRS operating profit of £924 million, as reported at the half year ended 30 June 2013, is based on the retrospective application of new and amended accounting standards, and excludes the one-off gain on sale of our stake in China Life of Taiwan of £51 million
4 Sweet-spot markets comprise Indonesia, Malaysia, Singapore, Hong Kong, the Philippines, Thailand and Vietnam

Notes to Editors:

About Prudential plc

Prudential plc is incorporated in England and Wales, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for 165 years and has £427 billion in assets under management (as at 30 June 2013). Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This release may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives.  Statements that are not historical facts, including statements about Prudential's beliefs and expectations, and including, without limitation, statements containing the words "may", "will", "should", "continue", "aims", "estimates", "projects", "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking statements.  These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them.  By their nature, all forward-looking statements involve risk and uncertainty.  A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement.  Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates and the potential for a sustained low-interest rate environment and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's 'Solvency II' requirements on Prudential's capital maintenance requirements; the impact of designation as a global systemically important insurer; the impact of competition, economic growth, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes.  These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits.  Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk factors' heading in the Annual Report and the 'Risk Factors' heading of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the 'Risk Factors' heading of any subsequent Prudential Half Year Financial Report.  Prudential's most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are/will be available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 10 December 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Nic Nicandrou

Nic Nicandrou
Chief Financial Officer